भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :
28th July 2008
Ref. No.:
CO/S&B/SKT/2008/ 2176

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2076 dated the 28th July 2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

08004530

SUPPL

PROCESSED
AUG 2 9 2008
THOMSON REUTERS

RECEIVED
2008 AUG 27 A 5:53

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 28-07-2008
Ref. No.: CO/S&B/SKT/2008/2076

FILE NO. 32.4524

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 14th July 2008 issued by M/s Batliboi & Purohit., Chartered Accountants, for the quarter ended 30-06-2008, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total equity shares held in physical form	1,46,47,631
b) Total equity shares held in dematerialized form	62,02,32,591
Total	**63,48,80,222***

* Total no. of shares includes 34,09,846 shares issued during the quarter under Employee Share Purchase Scheme (ESPS) which were credited during May 2008 -

ii) The Register of Members (RoM) is updated.

iii) There is rise of 3.41 crore in Share Capital due to ESPS during the quarter ended 30th June, 2008)

iv) During the quarter April 2008 to June 2008 a total of 9,243 valid requests from shareholders for dematerialization of their shares were acceded to and dematerialization confirmed to NSDL/CDSL within 21 days.

Yours faithfully,

General Manager

Encl. as above

FILE NO. 82.4524

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 30th June, 2008. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	30th June 2008
2.	ISIN	:	INE062 A01012
3.	Face Value	:	Rs. 10/-
4.	Name of the Company	:	State Bank of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	:	22883888 / 22855348
8.	E-mail address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE
10.	Issued Capital	:	Number of shares : 63,48,80,222 % of total listed Capital : 100 %

BATLIBOI & PUROHIT MUMBAI Chartered Accountants

FILE NO. 82.4524

11.	Listed Capital (Exchange-wise) (as per company records) **	:	Number of shares % of total listed Capital	: 63,48,80,222 : 100 %
12.	Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	: 42,56,82,601 : 67.05 %
13.	Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	: 19,45,49,990 : 30.64 %
14.	Physical	:	Number of shares % of total listed Capital	: 1,46,47,631 : 2.31%
15.	Total No. of shares (12 + 13 + 14)	:	63,48,80,222	
16.	Reasons for difference if any, between (10 & 11) – (10 & 16) (11 & 16)	:	Not Applicable	
18.	Certifying the details of changes in share capital during the quarter under consideration as per table below:			

620232591

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESPS , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

** Note: The total share capital in listed capital is inclusive of ESPS share 3409846 as per the records of registrar.

KALLIBOI & PUROHIT MUMBAI Chartered Accountants

FILE NO. 82.4524

19 Register of members is updated (Yes / No). If yes updated upto which date : Yes. 30th June, 2008

20. Reference of previous quarter with regards to excess Dematerialized Shares, if any : Nil

21 Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why? : Not applicable

22. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days. : Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of Shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

23. Name, telephone & fax No. of the Compliance Officer of the Company : Mr. Upendra Nath Challu
CGM Accounts & Compliance
Tel. No. 22020347 / 22023487

24. Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s. Batliboi & Purohit,
Chartered Accountants,
National Insurance Bldg.,
204, D.N. Road, Fort,
Mumbai 400 001.
22077941 / 42
Fax No. 22074260
Reg. No. 101048 W

BATLIBOI & PUROHIT
MUMBAI
Chartered Accountants

FILE NO. 82.4524

25.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
26.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit,
Chartered Accountants,

(Parag Hangekar)
Partner
Membership No. 110096

Place : Mumbai
Dated : 14.07.2008

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 31.07.2008
Ref. No.: CO/S&B/SKT/2008/ 2236

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
QUARTERLY REVIEW OF ACCOUNTS AS ON 30th JUNE, 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2204 dated the July 31, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of report of Quarterly Review of accounts of the Bank as on 30th June, 2008.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

RECEIVED
2008 AUG 27 A 5:53

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 31-07-2008
Ref. No.: CO/S&B/SKT/2008/2204

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
QUARTERLY REVIEW OF ACCOUNTS AS ON 30th JUNE, 2008

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the report of Quarterly Review of accounts of the Bank as on 30th June, 2008, by the Auditors.

Yours faithfully,

General Manager
~~Encl. as above~~

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 30TH JUNE 2008

(Rs.in crores)

		State Bank of India		
	Particulars	Quarter ended		Year ended
		30.06.2008 (Reviewed)	30.06.2007 (Reviewed)	31.03.2008 (Audited)
1	**Interest Earned (a) + (b) + (c) + (d)**	13799.20	11090.50	48950.31
(a)	Interest/discount on advances / bills	10013.99	7988.52	35228.11
(b)	Income on investments	3507.94	2598.43	11944.16
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	207.07	496.98	1200.08
(d)	Others	70.20	6.57	577.96
2	**Other Income**	2403.87	1138.59	8694.93
3	**TOTAL INCOME (1+2)**	16203.07	12229.09	57645.24
4	**Interest Expended**	8981.54	6889.12	31929.08
5	**Operating Expenses (i) + (ii)**	3259.19	2978.51	12608.61
(i)	Employee cost	2130.95	2026.37	7785.87
(ii)	Other Operating Expenses	1128.24	952.14	4822.74
6	**TOTAL EXPENDITURE (4) + (5)** (excluding Provisions and Contingencies)	12240.73	9867.63	44537.69
7	**OPERATING PROFIT (3 - 6)** (before Provisions and Contingencies)	3962.34	2361.46	13107.55
8	Provisions (other than tax) and Contingencies (net of write-back)	1549.47	159.37	2668.65
	--- of which provisions for Non-performing assets	-247.40	506.24	2000.94
9	Exceptional Items		0.00	0.00
10	**Profit from Ordinary Activities before tax (7-8-9)**	2412.87	2202.09	10438.90
11	Tax expense	772.08	776.28	3709.78
12	**Net Profit from Ordinary Activities after tax (10-11)**	1640.79	1425.81	6729.12
13	Extraordinary items (net of tax expense)		0.00	0.00
14	**Net Profit for the period (12-13)**	1640.79	1425.81	6729.12
15	Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	526.30	631.47
16	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	48401.19	30503.66	48401.19
17	**Analytical Ratios**			
(i)	Percentage of shares held by Government of India	59.41%	59.73%	59.73%
(ii)	Capital Adequacy Ratio	12.99%	13.13%	13.54%
(iii)	Earnings Per Share (EPS) (in Rs.)			
	(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	25.92 (not annualised)	27.03 (not annualised)	126.62
	(b) Basic and diluted EPS after Extraordinary items	25.92 (not annualised)	27.03 (not annualised)	126.62
(iv)	NPA Ratios			
	(a) Amount of gross non-performing assets	11408.12	11380.43	13599.49
	(b) Amount of net non-performing assets	6298.43	5504.61	7424.34
	(c) % of gross NPAs	2.54%	3.30%	3.21%
	(d) % of net NPAs	1.42%	1.62%	1.78%
(v)	Return on Assets (Annualised)	0.85%	0.94%	1.01%
18	**Public Shareholding**			
	-- No. of shares	257673022	211959678	254263176
	-- Percentage of Shareholding	40.59%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.06.2008	Quarter ended 30.06.2007	Year ended 31.03.2008
1		**Segment Revenue (Income)**			
	a	Treasury	4328.90	2319.17	13982.33
	b	Corporate / Wholesale Banking	4413.93		15662.77
	c	Retail Banking	7460.24	12848.40	27654.45
		Less : Inter Segment Revenue		2938.48	0.00
		Total	16203.07	12229.09	57299.55
2		**Segment Results**			
	a	Treasury	-816.86	-316.71	1230.76
	b	Corporate / Wholesale Banking	1028.11		4961.26
	c	Retail Banking	2627.93	2885.37	5617.52
		Total	2839.18	2568.66	11809.54
		Add / (Less) : Unallocated	-426.31	-366.57	-1370.64
		Operating Profit	2412.87	2202.09	10438.90
		Less : Tax	772.08	776.28	3709.78
		Extraordinary Profit / Loss			0.00
		Net Profit	1640.79	1425.81	6729.12
3		**Capital Employed** (Segment Assets - Segment Liabilities)			
	a	Treasury	13166.77	3399.94	13166.77
	b	Corporate / Wholesale Banking	29478.56		29478.56
	c	Retail Banking	6387.33	27898.62	6387.33
		Total	49032.66	31298.56	49032.66

1. Capital employed are as on 31st March of the previous year)

2. The segment information is as certified by management and relied upon by the auditors.

Notes:

1. The working results for the period ended 30th June 2008 have been arrived at after considering provisions for NPAs, Bonus, Employees' Benefits, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. During the period ended 30th June 2008, the Bank has made aggregate investments of Rs. 247.13 crores in its subsidiaries / associates for the purpose of funding their business growth. Further, the Bank has increased its stake in Indian Ocean International Bank Ltd. (IOIB) Mauritius, from 62.58% to 62.96%.

3. Pursuant to RBI guidelines in respect of Agriculture Debt Waiver and Debt Relief Scheme 2008, the Bank has waived/granted relief of Rs.3584 crores to eligible farmers up to 30th June 2008, which has been treated as receivable from Govt. of India. The Bank has reversed charges/interest etc. aggregating to Rs. 27 crores in accordance with the scheme. The implementation of Debt Waiver/Relief process is in progress. The final claim would be determined on conclusion of the scheme, which will be subjected to verification by Bank's Auditors. The impact of the Scheme on NPAs and provisions has not been ascertained at this stage.

4. The Eighth Bipartite Settlement entered into by the Indian Bank's Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs.345 crores has been made during the quarter for the Bank's estimated liability in respect of wage revision.

5. During the period ended 30th June 2008, the Bank has issued 34,09,846 equity shares of Rs. 10/- each for cash at a premium of Rs. 1580/- per equity share i.e. at Rs. 1590/- per equity share aggregating to Rs.542.17 crores to its employees under SBI Employees Share Purchase Scheme – 2008 (SBI ESPS – 2008). The issue of equity shares under SBI ESPS-2008 has been accounted in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) guidelines 1999.

6. Effective 31st March, 2008, the Bank has changed its accounting policies in respect of :-

i) Recognition of dividend on shares of corporate bodies from realization basis to accrual basis where the right to receive the dividend is established.

ii) Accounting of Mark-to-Market (MTM) gains / losses in case of forex OTC options, whereby the balance in premium received on options sold and premium paid on options bought have been considered to arrive at MTM value for forex OTC options.

Hence, the figures of corresponding quarter of previous year are not comparable.

7. Effective 31st March 2008, the Bank has reclassified its Primary Segments as Treasury, Corporate/Wholesale Banking and Retail Banking business in line with the directions issued by RBI. The Bank had been classifying the Banking and Treasury Operations as Primary Segments. In view of this, the Segment figures for the corresponding quarter of the previous year are not comparable.

8. Pursuant to a scheme of Amalgamation approved by the Central Board at its meeting held on 25th August 2007, State Bank of Saurashtra, a wholly owned subsidiary of the Bank is to be merged with the Bank. The relevant scheme is yet to be notified by the Govt. of India, RBI and other authorities. Pending such notification no effect has been given to the said scheme in these Accounts.

9. Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled up to 31.03.2008. Further, pipeline transactions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliation. Steps for adjustment/elimination of outstanding entries are in progress. These balances are subject to reconciliation, the ultimate effect of which is not expected to be material.

10. The Bank has adopted AS 15 (Revised 2005) 'Employee Benefits' on 31st March 2008. The provisions for employee benefits for the current quarter is based on AS 15 (Revised 2005). Hence, the figures of corresponding quarter of previous year is not comparable.

11. The Bank's Pension fund rules state that the Bank shall contribute 10% of salary to the Pension Fund. The Government of India, have advised the Bank to contribute to the Pension Fund in accordance with fund's rules. However, in order to comply with Accounting Standard 15 (Revised 2005), and to make adequate prudential provisions in accordance with the actuarial valuations, the Bank has made an additional contribution of Rs.82 crores over and above 10% of salary as stipulated in Bank's Pension Fund Rules (corresponding quarter of previous year Rs.216 crores & Rs.546 crores during the previous year). The Bank has taken up the matter with Govt. of India for amendment of rules.

12. As required by RBI general clarification, the Bank has deducted the amortization of premium on Government securities, from 'Income on investments' included in 'Interest earned' which was included in 'Other income' in the corresponding quarter of the previous year. Prior year figures have been reclassified to confirm to the current classification. This change in accounting procedure does not have any impact on the net profit for the period results.

13. Number of Investors Complaints received and disposed of during the quarter ended 30th June 2008: (i) Pending at the beginning of the quarter – 03. (ii) Received during the quarter – 63. (iii) Disposed of during the quarter – 64 (iv) Lying unresolved at the end of the quarter – 02.

14. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

The above results have been approved by the Central Board of the Bank on the 26th July 2008 and were subjected to Review by the Auditors.

S. K. BHATTACHARYYA
Managing Director
and Chief Credit & Risk Officer

O. P. BHATT
Chairman

In terms of our Review Report of even date.

M. M. Nissim & Co., Chartered Accountants Sanjay Khemani Partner : M.No. 044577	**Khandelwal & Jain & Co., Chartered Accountants** Shivratan Agarwal Partner : M.No. 104180	**R G N Price & Co., Chartered Accountants** P. M. Veeramani Partner : M.No.023933
S. K. Mittal & Co., Chartered Accountants S. K. Mittal Partner : M.No. 008506	**Vinay Kumar & Co., Chartered Accountants** V. K. Agrawal Partner : M.No. 013795	**D. P. Sen & Co., Chartered Accountants** P. L. Sarkar Partner : M.No. 051043
Laxminiwas & Jain, Chartered Accountants Laxminiwas Sharma Partner : M.No. 014244	**V K Jindal & Co., Chartered Accountants** V. K. Jindal Partner : M.No. 070666	**Jain Kapila Associates, Chartered Accountants** D. K. Kapila Partner : M.No. 016905
A K Sabat & Co., Chartered Accountants A. K. Sabat Partner : M.No. 030310	**Datta Singla & Co., Chartered Accountants** Sanjeev Aggarwal Partner : M.No. 503932	**Dutta Sarkar & Co., Chartered Accountants** G. C. Mukherjee Partner : M No. 017630
G M Kapadia & Co., Chartered Accountants Rajen Ashar Partner : M.No. 048243	**Vardhaman & Co., Chartered Accountants** S. Sethuraman Partner : M No. 008966	

Mumbai,
26th July 2008.

END